Discussion of Business Combinations.

Attachment 77M to Mosaic Equity Trust Form N-SAR-B dated 12/31/2002

1.    Effective July 1, 2002, the Mosaic Focus Fund merged into the Mosaic Investors Fund series of the Mosaic Equity Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(C). As of the date of the merger, shareholders of Mosaic Focus Fund received approximately 1.1393 shares of beneficial interest of Mosaic Investors Fund for each share they held of Mosaic Focus Fund. A total of 115,847 shares of Mosaic Focus Fund were outstanding as of the date of the reorganization, resulting in the issuance of 131,979 shares of beneficial interest. The Mosaic Focus Fund’s net assets on July 1, 2002 of $2,216,050 (including $262,322 of net unrealized depreciation and $640,624 of accumulated net realized losses) were combined with those of Mosaic Investors Fund. Mosaic Focus Fund had no net investment income and no net realized gains to distribute to its shareholders prior to the reorganization.  The number of shares represented in person or by proxy at the Mosaic Focus Fund Special Meeting of Shareholders held on June 28, 2002 was 87,956 of the shares outstanding on the April 30, 2002 record date.  The merger was approved by a vote of 71,672 in favor, with 394 against and 973 abstaining.

2.    Effective August 26, 2002, the LaCrosse Large Cap Stock Fund series of the LaCrosse Funds, Inc. merged into the Mosaic Investors Fund series of the Mosaic Equity Trust as a tax-free reorganization pursuant to Internal Revenue Code Section 368(a)(1)(D). As of the date of the merger, shareholders of LaCrosse Large Cap Stock Fund received approximately 1.1593 shares of beneficial interest of Mosaic Investors Fund for each share they held of LaCrosse Large Cap Stock Fund. A total of 3,496,038 shares of LaCrosse Large Cap Stock Fund were outstanding as of the date of the reorganization, resulting in the issuance of 4,053,031 shares of beneficial interest. The LaCrosse Large Cap Stock Fund’s net assets on August 26, 2002 of $67,888,263 (including $3,510,474 of net unrealized appreciation and $3,985,634 of accumulated net realized losses) were combined with those of Mosaic Investors Fund. LaCrosse Large Cap Stock Fund distributed all net investment income to its shareholders prior to the reorganization and had no net realized gains to distribute.  The number of shares represented in person or by proxy at the LaCrosse Large Cap Stock Fund Special Meeting of Shareholders held on August 23, 2002 was 3,484,181.272 of the shares outstanding on the June 28, 2002 record date.  The merger was approved by a vote of 3,484,181.272 in favor, with no votes recorded against or abstaining.